Qutoutiao Inc.

11/F, Block 3, XingChuang Technology Center

5005 Shen Jiang Road, Pudong New Area

Shanghai 200120

People’s Republic of China

October 27, 2020

VIA EDGAR

Mr. Morgan Youngwood

Mr. Stephen Krikorian

Office of Technology
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qutoutiao Inc. Form 20-F for the Fiscal Year Ended December 31, 2019 Form 6-K filed on September 22, 2020 File No. 001-38644

Dear Mr. Youngwood and Mr. Krikorian:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 28, 2020 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Form 20-F”) and Form 6-K filed on September 22, 2020 (the “Form 6-K”) of Qutoutiao Inc. (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our responses accordingly. Unless otherwise defined herein, terms used herein shall have the same meanings ascribed to them in the Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2019

Item 5. Operating and Financial Review and Prospects
Key Operating Metrics, page 80

1.

We note from your response to prior comment 1 that the term “installed users” reflects the cumulative users of the Company over time, rather than active users. We also note from your disclosures on page 8 that your business has been and will continue to be significantly affected by your success in growing the number of active users and increasing their overall level of engagement on your platform. Describe how management considers the number of active users in managing or monitoring the performance of the business. Tell us your consideration of disclosing the number of active users and any related trends for each period presented. Further, consider disclosing the number of new installed users for each reporting period.

The Company respectfully advises the Staff that the operating metrics that the Company uses to measure the number of its active users are MAUs and DAUs, which reflect the Company’s combined average monthly active users and daily active users for each period presented on page 80 of its Form 20-F. The Company has explained such operating metrics in more detail in its response letter dated August 10, 2020 (the “August 2020 Response Letter”). As noted in the August 2020 Response Letter, the Company will continue to disclose the quarterly trend of such operating metrics as well as the quantitative and qualitative correlation between such metrics and the Company’s advertising and marketing revenues in its future annual reports on Form 20-F.

The Company further respectfully advises the Staff that it has disclosed the number of quarterly new installed users in its earnings releases. Please see, for instance, page 13 of the Company’s earnings release for the second quarter of 2020, which was filed as Exhibit 99.1 to the Form 6-K. The Company will include such disclosures in its future annual reports on Form 20-F.

A. Operating Results
Results of Operations, page 93

2.

We note your response to prior comment 2. Please tell us your consideration of providing changes in price and volume disclosures such as the changes in the number of advertising clicks and revenue per click or other similar metrics for each period presented to indicate how each factor is impacting revenue. That is, this disclosure could discuss the changes in those two factors that are attributable to the changes in revenue including a discussion of the underlying trends affecting revenue. This appears to be material information necessary to understanding your results of operations.

The Company respectfully advises the Staff that, as noted in the August 2020 Response Letter, the management does not view the number of advertising clicks and revenue per click as material information necessary for investors to understand the Company’s results of operations since the Company’s active user base and user engagement, as reflected by

MAUs, DAUs and average daily time spent per DAU, rather than the two factors noted above, are fundamental drivers of the Company’s revenue and are more intuitive for investors to understand the Company’s results of operations, and these two factors have been playing a less significant role in impacting the Company’s revenue in recent periods due to the diversification of its fee arrangement with its advertising customers. Nevertheless, the Company will discuss the changes in these two factors that are attributable to the changes in revenue in its future annual reports on Form 20-F to provide investors with more information relating to the Company’s results of operations.

Consolidated Financial Statements
Note 21. Related Party transactions, page F-53

3.

We note your response to prior comment 4. Please explain in greater detail how the related parties receivable is comparable to the unrelated third-party customers cited in your response. Indicate whether these customers are a specific customer group and whether the advertising fee structure is similar to the related party fees. Explain why these unrelated third-party customers are given an extended period of time to repay their balances.

The Company respectfully advises the Staff that, when determining the payment term of a new advertising customer, whether a third party or a related party, the management will consider the following factors:

•	Size of the advertising customer’s registered capital;
•	Brand recognition of the advertising customer. For example, whether the advertising customer has historically had any negative publicity or other indicators of financial difficulties;
•	Industry specific considerations, such as the popularity and attractiveness of the advertisement content. For example, e-commerce advertisements are particularly popular on Qutoutiao application; and
•	Other factors that could affect the advertising customer’s ability to pay. For example, geographic consideration of the regions or cities in which the advertising customer operates.

The Company agreed to grant longer payment terms to the third-party customers cited in the August 2020 Response Letter primarily due to their good credit history, sizeable registered capital and attractiveness of the advertisement content. The related parties were granted similar payment terms because they are comparable to these third-party customers based on such criteria.

The advertising fee structure of the online advertising and marketing services provided to these third-party customers is similar to that of the related parties. The Company also provides integrated marketing solutions to the related parties, which to date have not been extended to third-party customers. The service fee of such integrated marketing solutions was benchmarked against market data, as described in more detail in the August 2020 Response Letter.

Form 6-K filed on September 22, 2020

Second Quarter 2020 Financial Results, page 1

4.

With a view toward future disclosure, please explain in greater detail why your user engagement expenses and user acquisition expenses decreased year-over-year. Explain how advertising revenues increased without a higher level of user engagement. That is, clarify the changes that were made to these programs that resulted in these decreases. In addition, with a view toward future disclosure, provide us with an analysis of the activity within your registered users’ loyalty payable account and accrued liabilities related to users’ loyalty programs account. This information can be summarized in a table showing beginning and ending balances along with all the activity during the year.

The Company respectfully advises the Staff that its user engagement expenses for the second quarter of 2020 decreased on a year-over-year basis because it has been continuously refining its loyalty program algorithm by identifying and cutting down excess costs without affecting overall user experience. With such savings in costs, the Company continued to invest in richer and more attractive content as well as the algorithm that aims to match the content much more precisely with user needs, which enhanced user engagement and further reduced the Company’s reliance on its loyalty programs. In addition, the Company was able to expand its user base on some of its mobile applications without relying on loyalty programs, thus reducing the user engagement expenses.

The user acquisition expenses for the second quarter of 2020 also decreased on a year-over-year basis as the Company continues to optimize its user acquisition strategy, primarily in the following areas:

•	The Company has shifted its traffic acquisition strategy to target quality users rather than purely focusing on growing its user base as it previously did;
•

As the Company expanded the portfolio of its mobile applications, its user base became more diversified and the different user groups could be acquired through various advertising methods, which relieved the Company’s bidding pressure on user acquisition advertising and enabled the Company to obtain better pricing terms; and

•	The Company has evaluated the efficiency of its user acquisition channels and ceased to use certain channels that are less cost effective.

The decrease in user acquisition expenses was also a result of the weaker advertising environment due to oversupply of advertisements inventories, which caused a decline in the expenses for traffic acquisition from third-party advertising companies, and the negative impact of COVID-19.

The advertising revenues for the second quarter of 2020 increased on a year-over-year basis despite of a lower level of engagement primarily due to an increase in the Company’s average DAUs from 38.7 million in the second quarter of 2019 to 43.0 million in the second quarter of 2020 and the enhanced efficiency of the Company’s advertising platform as a result of its continuous R&D effort. Spending on user engagement only affects user retention to certain extent and may indirectly affect the speed of expansion of the user base. The amount of user engagement expenses is not the only factor that affects advertising revenues, and there is not necessarily a positive correlation between the two.

The Company will explain the changes in its user engagement expenses and user acquisition expenses in more detail as necessary in its future filings with the Commission.

The Company further respectfully advises the Staff that the Company has disclosed and analyzed the changes in the total costs related to the users’ loyalty points granted and total loyalty points redeemed for the years ended December 31, 2017, 2018 and 2019 on pages 89 and 90 under Item 5.A and on pages F-27 and F-28 under Note 2(v) of the Form 20-F, which reflected the activities within the registered users’ loyalty payable account and accrued liabilities related to users’ loyalty programs account. The Company will continue to make such disclosures in its future annual reports on Form 20-F.

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The Company has duly noted the Staff’s reminder that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao of Simpson Thacher & Bartlett LLP, at +852-2514-7620 (office), +852-6588-7136 (cell) or ygao@stblaw.com.

Sincerely,

/s/ Eric Siliang Tan ________

Eric Siliang Tan

Chief Executive Officer

cc:Yi Gao

Simpson Thacher & Bartlett LLP

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP